UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
NOV 25 2009
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22871

09042951

FACING PAGE
tion Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 01, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ticonderoga Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mullin — 212-906-7490
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Shawn McLoughlin and John Mullin , swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ticonderoga Securities LLC, as of September 30, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

John B. Mullin
Signature

Chief Financial Officer
Title

Ellen Marie Scambia
Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Ticonderoga Securities LLC
(formerly known as Reynders, Gray & Co., Incorporated)
New York, New York

We have audited the accompanying statement of financial condition of Ticonderoga Securities LLC (the "Company") as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Ticonderoga Securities LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 25, 2009

Ticonderoga Securities LLC
(formerly known as Reynders, Gray & Co., Incorporated)

Statement of Financial Condition
September 30, 2009

ASSETS

Cash		$ 712,086
Cash segregated under federal regulations		391,933
Receivables from and deposits with broker dealers and clearing organizations		12,324,548
Financial instruments owned, at fair value		3,391,251
Receivables from customers		75,047
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $298,618)		52,224
Other assets		122,379
		$17,069,468

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Financial instruments sold, not yet purchased, at fair value		$ 5,122,656
Other liabilities and accrued expenses		1,926,517
Customer payables		699,621
Deferred rent		207,000
Payable to brokers-dealers and clearing organizations		40,866
		7,996,660
Members' Equity:		
Members' equity	(344,433)	
Preferred member units	10,676,750	
Less receivable from Parent	(1,259,509)	
Total members' equity		9,072,808
		$17,069,468

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Ticonderoga Securities LLC ("the Company") is an indirect wholly owned subsidiary of Walker Street Securities Holdings LP ("Walker Street"). The Company was formerly known as Reynders, Gray & Co., Incorporated. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). The Company is regulated by the Financial Industry Regulatory Authority ("FINRA") and is a member of the New York Stock Exchange and Archipelago ("NYSE"/"ARCA"), the National Association of Securities Dealers (the "NASD") and the American Stock Exchange (the "ASE").

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Security and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Acquisition and Reorganization: In June 2009, Walker Street, a U.S. limited partnership that is 80.1% owned by the executive officers of the Company and 19.9% owned by ICAP Broking Holdings North America LLC ("ICAP"), purchased Reynders Gray Holdings, Incorporated (the "Parent") and its subsidiary, Reynders, Gray and Co., Incorporated, which was subsequently renamed Ticonderoga Securities LLC.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents: The Company defines cash and cash equivalents as short-term, highly liquid investments with original maturities of less than three months.

Fair Value of Financial Instruments: Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS No. 157"), issued by the Financial Accounting Standards Board (the "FASB"). The adoption of SFAS 157 did not have a material impact on the Company's statement of financial condition. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. Fair value of nonexchange-traded contracts is based on third-party quoted dealer values on the Interbank market. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used. Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. Government-sponsored enterprises and commercial paper are stated at cost plus accrued interest, which approximates fair value. Short-term notes are stated at amortized cost, which approximates fair value. These financial instruments are classified as Level 2 or Level 3 in the fair value hierarchy.

Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the management. Investments in investment partnerships are valued at fair value based on the applicable percentage ownership of the investment partnerships' net assets as of the measurement date, as determined by the management. In determining fair value, the management utilizes valuations provided by the investment partnerships. The investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the general partner or sponsor of the respective investment partnerships and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships excluding any redemption charges that may apply. These financial instruments are generally classified in Level 3 of the fair value hierarchy. According to FASB Staff Position (FSP) FAS157-e, certain investments in investment partnerships can be classified as Level 2 in the fair value hierarchy.

Substantially all of the Company's assets and liabilities are reflected at fair value based on quoted prices in active markets for identical assets or liabilities, or inputs that are observable for such assets or liabilities, either directly or indirectly.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities Transactions: Securities transactions are recorded on the trade date. Financial instruments owned and financial instruments sold not yet purchased are carried at fair value.

Certain commissions are related to soft-dollar arrangements. These arrangements require expenditures related to research and other services to customers in return for these commissions. At September 30, 2009, there was approximately $700,000 included in other liabilities and accrued expenses related to soft-dollar activity. The Company accounts for soft dollar arrangements on a trade date basis because the Company is not the primary obligor of such arrangements.

Recent Accounting Pronouncements: In July 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations, and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Considerations on Subsequent Events: In preparing the statement of financial condition, management of the Company has evaluated events and transactions for potential recognition or disclosure through November 24, 2009, the date the statement of financial condition were available to be issued.

Note 2. Cash Segregated Under Federal Regulations

In connection with the Company's soft-dollar arrangements, cash in the amount of $391,933 has been segregated in a special reserve bank account for the exclusive benefit of certain advisors.

Note 3. Related Parties

The holders of the preferred member units shall be entitled to receive, out of legally available funds, and before any dividend is declared and paid on any other member units, except for tax dividends, cumulative cash dividend at the rate of 9% per annum. These preferred dividends are accreted annually.

The receivable from Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of members' equity, similar to a distribution.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital of $7,814,744, which was $7,545,744 above its required net capital of $269,000. The Company's net capital ratio was 0.4 to 1.

Note 5. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The following is a summary of the financial instruments owned and financial instruments sold, not yet purchased, at fair value as of September 30, 2009 by level within the fair value hierarchy:

	Fair Value Measurements Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial instruments owned at market value:				
Equity securities	$ 2,421,422	$ 969,829	$ -	$ 3,391,251
Total fair value - long	$ 2,421,422	$ 969,829	$ -	$ 3,391,251
Financial instruments sold, not yet purchased at market value:				
Equity securities	$ 3,918,248	$ 1,204,408	$ -	$ 5,122,656
Total fair value - short	$ 3,918,248	$ 1,204,408	$ -	$ 5,122,656

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another NYSE member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers'

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

ability to satisfy their obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Cash is on deposit with J.P. Morgan Chase Bank, and at times may exceed depository insurance limits.

Note 7. Defined Contribution Plan

The Company provided a 401(k) plan (the "Plan") for all of its full-time employees with at least six months of service. The Plan was terminated in October 2008.

Note 8. Contingency

In July 2009, NYSE Enforcement brought an action against the Company relating to matters occurring prior to the acquisition of the Parent by Walker Street. These matters relate to the Company's failure to seek approval from NYSE/FINRA prior to initiating upstairs trading from the floor of the exchange. The Company is currently negotiating with NYSE Enforcement to settle the case. No settlement has been reached by the parties as of the opinion date, however management does not believe that the potential amount of any settlement will have a material impact.

Ticonderoga Securities LLC
(formerly known as Reynders, Gray & Co., Incorporated)

Statement of Financial Condition

September 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.